HAITONG INTERNATIONAL SECURITIES (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	15,417,419
Certificate of deposit		1,043,450
Receivable from clearing organizations		2,592,398
Receivable from brokerage clients		682,250
Securties owned, at market value		1,320,761
Due from affiliates		1,123,083
Furniture and equipment, net		1,916
Prepaid expenses		253,915
Deposits and other assets		103,283
TOTAL ASSETS	$	22,538,475

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	2,147,284
Securties sold, not yet purchased		1,316,245
Due to Parent and affliliate		500,486
TOTAL LIABILITIES		3,964,015
Subordinated borrowings		17,014,400
COMMITMENTS		
STOCKHOLDER'S EQUITY		
Common stock, $500 par value, 200 shares authorized, issued and outstanding		100,000
Additional paid-in capital		15,107,458
Accumulated deficit		(13,647,398)
Total Stockholder's Equity		1,560,060
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	22,538,475

See accompanying notes to financial statements.